CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

UPM-KYMMENE CORPORATION
(Translation of registrant’s name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

UPM-Kymmene Corporation
STOCK EXCHANGE BULLETIN 30 January, 2003 at 1.00 pm

SUMMONS TO A GENERAL MEETING OF SHAREHOLDERS

The shareholders of UPM-Kymmene Corporation are hereby summoned to the company’s Annual General Meeting to be held on Wednesday, 19 March 2003 beginning at 1.30 pm in the Helsinki Fair Centre, Congress Wing Entrance, address Messuaukio 1, 00520 Helsinki. The names of participants will be checked and voting slips issued beginning at 12.30 pm.

The following matters will be dealt with at the meeting:

1. The Board of Directors’ proposal for amendment of the Article 8 of the company’s Articles of Association

The Board of Directors proposes that the valid Article 8 of the Articles of Association shall be amended in a way that the company has one (1) auditor which shall be an accounting firm certified by the Central Chamber of Commerce.

2. Matters pertaining to the Annual General Meeting as stated in the Article 11 of the company’s Articles of Association.

3. The Board of Directors’ proposal that the Annual General Meeting decides on the buying back of the company’s own shares using distributable funds on the following terms:

Own shares will be bought back for use as payment when the company acquires assets relating to its business operations, as payment in any company acquisitions in the manner and to the extent decided by the Board of Directors, or otherwise for relinquishment or invalidation.

The number of shares to be bought back will be no fewer than 100 and no more than 12,300,000. In case the Annual General Meeting accepts the Board of Directors’ proposal, as stated later in point 5, to increase the share capital by bonus issue, the number of own shares to be bought back will, after the registration of the bonus issue in the Trade Register, be no more than 24,600,000 shares.

The shares will be purchased through public trading on the Helsinki Exchanges.

The shares will be purchased at the market price quoted in public trading at the time of purchase. The purchase price will be paid to the sellers within the payment time specified in the rules of the Helsinki Exchanges and Finnish Central Securities Depository Ltd.

Purchase of the shares will reduce the company’s distributable shareholders’ equity.

As the maximum number of shares to be bought back represents less than 5% of the total number of the company’s shares and less than 5% of the number of votes carried by the shares, the purchase will have no major impact on the distribution of share ownership and voting rights within the company.

Under the terms of the Companies Act, at 24 January 2003, insiders owned a total of 61,397,160 of the company’s 260,115,975 shares, which represents 23.60% of the company’s share capital. Insiders control 23.60% of the voting rights carried by the shares before the proposed buy-back of own shares. As the company intends to buy back its own shares through public trading on the Helsinki Exchanges without knowing the sellers of the shares, the proportion of the company’s share capital and voting rights controlled by insiders after the share buy-back cannot be determined.

4. The Board of Directors’ proposal that the Annual General Meeting authorises the Board to decide on the disposal of own shares bought back in accordance with the above decision on the following conditions:

The authorisation concerns a maximum of 12,300,000 own shares bought back by the company. In case the Annual General Meeting accepts the Board of Directors’ proposal, as stated later in point 5, to increase the share capital by bonus issue, the authorisation may concern, after the registration of the bonus issue in the Trade Register, a maximum of 24,600,000 own shares bought back by the company.

The Board of Directors will be authorised to decide to whom and in what order it will dispose of the said shares. The Board of Directors may decide to dispose of the shares otherwise than in proportion to the existing pre-emptive rights of shareholders to purchase the company’s shares.

The shares will be used as payment when the company acquires assets relating to its business operations and as payment in any company acquisitions in the manner and to the extent decided by the Board of Directors.

The shares will be sold for at least the market price quoted for them in public trading on the Helsinki Exchanges at the moment of sale.

This authorisation will remain valid for one year from the date of the decision of the Annual General Meeting.

5. Bonus Issue

The Board of Directors proposes that the share capital of the company be increased by a bonus issue of the amount of EUR 442,197,157.50 from EUR 442,197,157.50 to EUR 884,394,315. In the bonus issue the shareholders of the company will, free of charge, be given one (1) new share for one (1) old share. A total of 260,115,975 new shares shall be issued. The counter value of all of the shares is EUR 1.70.

Repola Ltd, which has been merged with UPM-Kymmene Corporation has issued convertible bonds in 1994. EUR 39,712,550.56 have not been converted and may be converted into maximum 1,841,736 new shares. The Board of Directors of UPM-Kymmene Corporation has decided to call the bonds for redemption according to the terms and conditions of the bonds. The redemption date is 28 February, 2003. A bondholder may exercise his right of conversion during the conversion period from 2 January, 2003 to 18 February, 2003. Shares converted during the above mentioned conversion period entitle to participation to the bonus issue in a way that one (1) new share will, free of charge, be given for one (1) old share. The amount of the bonus issue will thus be increased by EUR 1.70 per each converted share and the share capital of the company may increase to aggregate maximum of EUR 887,525,266.20.

An amount corresponding to the increase of the share capital will be transferred from the legal reserve to the share capital.

The right to receive new shares issued in the bonus issue shall belong to a shareholder who on the record date 24 March 2003 is registered as a shareholder in the shareholder’s register of the company. The bonus issue will be executed in the book entry system and it will not require any actions from the shareholders. Due to the bonus issue the ownership proportions of the shares will not change.

New shares shall entitle for a full dividend from the financial period beginning from 1 January 2003 and shall bring other rights relating to the shares after the increase of the share capital has been registered in the Trade Register.

The terms and conditions of the company’s year 1998 and 2002 option rights will be amended in a way that the proportional amount of the shares to be subscribed with the option rights shall remain unchanged in respect of the share capital.

The Board of Directors proposes the bonus issue for double the amount of the shares in the company. The increase of the amount of the shares will improve the liquidation of the shares in the market and promotes functioning of the share markets.

6. The Board of Directors’ proposal for amendment of the Article 3 of the Articles of Association

The Board of Directors proposes that the valid Article 3 of the Articles of Association shall be amended in a way that the minimum share capital of the company is EUR 750,000,000 and the maximum share capital of the company is EUR 3,000,000,000 and that the amount of the shares in the company shall be not less than 500,000,000 shares and no more than 2,000,000,000 shares.

7. Authorisation of the Board of Directors to increase share capital by issuing new shares and/or convertible bonds

The Board of Directors proposes that the Board of Directors be authorised, within one year of the Annual General Meeting of Shareholders, to resolve on increasing the share capital by issuing new shares or convertible bonds in one or more issues. The increase of the share capital through share issuance or subscription of shares pursuant to conversion of convertible bonds into shares may amount to an aggregate maximum of 52,000,000 shares with a par value of EUR 1.70 and to a maximum aggregate increase of the share capital of EUR 88,400,000. In a case the Annual General Meeting of Shareholders approves the proposal of the Board of Directors for bonus issue mentioned above in Clause 5, the number of new shares may amount to an aggregate maximum of 104,000,000 shares and to a maximum aggregate increase of the share capital of EUR 176,800,000.

The share capital may be increased by disapplying the shareholders’ pre-emptive rights to subscribe for new shares and convertible bonds and to resolve on the subscription prices and other terms and conditions of the subscription. The shareholders’ pre-emptive rights to subscribe can be disapplied provided that from the company’s perspective important financial grounds exist such as financing of acquisitions, corporate restructurings or other development of the company’s business operations. The Board may not deviate from the shareholders’ pre-emptive subscription rights for a benefit of a person belonging to the inner circle of the company.

If the share capital is increased through a share issuance, the Board will be entitled to resolve that the shares can be subscribed for in exchange for a property in kind or otherwise on certain conditions.

Information

The financial statements of the company as well as the proposals of the Board of Directors will be available for inspection by the shareholders as of Wednesday, 12 March 2003, at UPM-Kymmene Corporation’s Head Office (address below). Copies of these documents will be sent to shareholders on request.

Right to attend the meeting

Shareholders wishing to attend the meeting must be registered in the list of the company’s shareholders maintained by Finnish Central Securities Depository Ltd. on Friday, 7 March 2003.

Shareholders whose shares have not been transferred to the book-entry securities system may also attend the meeting, provided that they were registered in Kymmene Corporation’s list of shareholders before 21 August 1992, or in Repola Ltd’s list of shareholders before 28 February 1994, or that they have notified the company of their share ownership and established their valid title and right to attend the meeting. In such cases the shareholders must present to the meeting their share certificates or proof of their whereabouts, or other evidence that the title to the shares has not been transferred to a book-entry account. Shareholders wishing to attend the meeting must inform the company thereof no later than by 4 pm on Friday, 14 March 2003, in writing to UPM-Kymmene Corporation, Share Register, Eteläesplanadi 2, P.O.Box 380, FIN-00101 Helsinki, Finland, by telephoning to numbers +358 (0)2041 50108 or +358 (0)2041 50109, by telefax to number +358 (0)2041 50333, or via the Internet at www.upm-kymmene.com. Written notifications must arrive before the deadline stated above. Possible proxies should be submitted in connection with the notifications of attendance.

Shareholders registered under nominees

Custodians of nominee accounts accept notifications of attendance from shareholders taken from the nominee register as well as information about the parties representing such shareholders at meetings. The custodians will forward the information regarding the nominee-registered shareholders to Finnish Central Securities Depository Ltd. for inclusion in the list of the company’s shareholders drawn up for the meeting.

Composition of the Board of Directors

The Nomination Committee proposes to the Annual General Meeting that the number of the members of the Board of Directors shall be 10 members and that the following present members Mr. Martti Ahtisaari, Mr. Carl H. Amon III, Mr. Michael Bottenheim, Mr. Berndt Brunow, Mr. Juha Niemelä, Mr. Jorma Ollila, Mr. Gustaf Serlachius, Mrs. Donna Soble Kaufman and Mr. Vesa Vainio shall be re-elected for the next term which continues until the end of the next Annual General Meeting. In addition, the Nomination Committee proposes that Mr. Georg Holzhey shall be elected as a new member of the Board of Directors for the same term. Mr. Holzhey has been a director of Haindl Papier GmbH & Co. KG.

Payment of dividend

The Board of Directors has decided to propose to the Annual General Meeting that a dividend of EUR 1.50 per share be paid for the financial year 2002. The dividend will be paid to shareholders who are registered in the list of shareholders maintained by Finnish Central Securities Depository Ltd. at 24 March 2003 which is the record date for the dividend payment. The Board of Directors proposes to the Annual General Meeting that the dividend be paid on Tuesday, 1 April 2003.

In the case of shareholders permanently resident outside Finland, tax at source will be deducted from the dividend payment.

Helsinki, 30 January, 2003

BOARD OF DIRECTORS

UPM-Kymmene Corporation
Corporate Communications

Pirkko Harrela
Vice President, Corporate Communications

DISTRIBUTION
The Helsinki Stock Exchange
The New York Stock Exchange
The main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations